FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2006

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor

1354 Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

Item
1	Material Fact dated January 26, 2006, regarding the adjustment of hydrocarbon reserves.

Item 1

          Buenos Aires, January 26th, 2005

National Securities Commission of Argentina

Ref: Adjustment of hydrocarbon reserves

In connection with the determination of its proved oil and gas reserves (as defined by the SEC) at December 31, 2005, YPF expects to make downward revisions which mainly affects the fields Loma la Lata, Chihuido de la Sierra Negra, Ramos y Aguada Toledo-Sierra Barrosa.

This proven reserves adjustment doesn’t suppose an adjustment in the 2005 income statement in argentine pesos.

The revisions were made as the result of work conducted by teams which included the company’s Reserves Control Group as well as internal and external professionals. This revision confirms the company’s firm commitment to rigor and independence for its internal control mechanisms.

On the other hand, we inform that Repsol YPF and YPF managements has taken a number of steps in the past year to enhance reserves booking procedures, including the creation of an independent Reserves Control Group separated from the business units. Moreover, an independent review into the circumstances of the revisions is being performed.

The revisions announced today reflect the company’s best estimate; however, final proved reserve amounts may be subject to revision in the event of further legal, commercial or operating developments. Final proved reserve amounts at December 31, 2005 will also reflect additional ordinary course adjustments for production, improved recovery, acquisitions, discoveries and extensions. The company currently expects that the determination of these adjustments will be completed by the end of February and will not give rise to material additional adjustments.

In addition, we would like to mention that some proved reserves expected to be produced based on concession contracts extensions have been eliminated because the future renewal of the concession is not reasonable certain.

The detail of affected fields by this revision is the following:

Field	Revision Millions of boe (Barrels of oil equivalent)
Loma la Lata	252
Chihuido Sierra Negra	73
Ramos	37
Aguada Toledo-Sierra Barrosa	23
Other Argentina	124
Total Argentina	509

Percentage over proven reserves as of 31.12.04: 22%

REASONS BEHIND THE ESTIMATED RESERVES REVISION

Loma La Lata

As was previously disclosed to the market, a downward revision of proved reserves in the amount of 72.6 million BOE was recorded as of December 31, 2004. The decline in pressure observed for this field in 2004 and 2005 indicated that a portion of the initial gas in place (IGIP) could not be recoverable with reasonable certainty under present technical, economic and operating conditions. In particular, the lack of balance between the pressures detected in the various layers and zones of the field indicated a limited interconnection between these layers and zones.

Commercial exploitation of those gas volumes without a connection to the producing zones of the field will require the implementation of non-conventional recovery methods, which would require pilot testing in order to support the classification of the volumes as proved reserves.

All these reasons have lead to a downward revision of 252 M boe in proved reserves.

Chihuido de la Sierra Negra

Production performance of this field has been adversely affected by multiple factors, including the effect of interrupted production in late 2004 and problems with injector equipment, which has caused a downward deviation in short- and medium-term production estimates.

This updated evaluation of field performance has led to a downward revision of 38.5 million stb in proved reserves. Uncertainty regarding the extension of the concession contract accounted for an additional 35 million stb of the total revision for the field.

Ramos

Balance of materials analysis incorporating the latest static pressures observed for the field indicated a reduction in the IGIP, which in turn resulted in a downward revision of previous estimates of proved reserves of 36.5 million BOE.

Aguada Toledo and Sierra Barrosa

This area has been used for underground gas storage during the summer months. A reevaluation of the gas cap of the affected reservoirs has led to downward revision in proved gas reserves of 22.7 million BOE.

DISCLAIMER

This presentation contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewable businesses. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorization of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

In particular, this announcement also contains forward-looking statements regarding expected revisions to previous estimates of the proved oil and gas reserves and the estimated financial impact of these revisions. These revisions are being made in connection with the estimation of proved reserves at December 31, 2005, which is an ongoing process. In addition, an independent review of the circumstances regarding these revisions is being performed. Due to various factors, many of which are beyond YPF’s control, the final estimates of proved reserves at December 31, 2005 or prior dates may, however, differ materially from YPF’s expectations contained in this announcement. These factors include but are not limited to changes in oil and gas prices, geological and operating data derived from exploration and production activities, technological developments, budgeting, investment and other financial decisions that we and other oil and gas companies may make, political events generally, changes in the applicable political, legal, regulatory and tax environments in which we operate, environmental risks, project delay or advancement, and technical factors associated with the exploration and production of hydrocarbons. In addition, the statements contained in this announcement may be revised in light of the results of the independent review, which is being performed.

For a further discussion of the factors that could affect our future results, see “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended December 31st, 2004 on file with the US Securities Exchange Commission.

Cautionary Note to US Investors:

The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.

Carlos Olivieri

Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: January 26, 2006	By:	/s/ Carlos Olivieri
	Name:	Carlos Olivieri
	Title:	Chief Financial Officer